601 Lexington Avenue New York, New York 10022
Michael Kim To Call Writer Directly: (212) 446-4746 michael.kim@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 4, 2014

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Paper Corp. and Certain of its Subsidiaries
Registration Statement on Form S-4
Filed February 6, 2014
File No. 333-193794

Dear Mr. Schwall:

On behalf of Verso Paper Corp., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 6, 2014, to Mr. Paterson, President and Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), particularly as it relates to comment number 17 of the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

Where You Can Find More Information, page 236

17. Staff’s Comment: We note that you incorporate by reference documents filed by Verso and Verso Holdings. If you believe that you meet the aggregate market value requirement of General Instruction I.B.1 of Form S-3, please provide such market value information to us.

Response: In response to the Staff’s comment, the Company is sending such supplemental material to the Staff by overnight mail.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact me at (212) 446-4746.

Sincerely,

/s/ Michael Kim
Michael Kim

cc:	David J. Paterson
Peter H. Kesser
Robert P. Mundy